UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

E-Home Household Service Holdings Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. on July 28, 2025, local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”). At the Meeting, shareholders of the Company approved a share consolidation of the Company’s issued and unissued ordinary shares of the Company (the “Ordinary Shares”) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”). At the Meeting, the shareholders of the Company also approved and authorized the Board to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2025

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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